Filed by: ALLTEL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: CenturyTel, Inc.
Commission File No: 1-7784

Note: The following transcript is a conference call conducted by ALLTEL on March 19, 2002. A replay of the call will be available beginning 10:30 a.m. CST today and ending at midnight CST on March 22. The replay can be assessed by calling 800-642-1687, passcode 3563542.

CenturyTel Wireless Acquisition

Conference Call

March 19, 2002

Kerry Brooks

Good morning ladies and gentlemen. Welcome to this morning's conference call. My name is Kerry Brooks, and I lead the investor relations department for ALLTEL Corporation. Thank you for participating in our discussion this morning.

Please bear with me while I read the following safe-harbor statement.

Caution Concerning Forward-Looking Statements - This discussion includes statements about expected future events and future financial results that are forward-looking and subject to risks and uncertainties. The company claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual future results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements are based on estimates, projections, beliefs, and assumptions and do not guarantee the future or our expected results. In addition, other factors that could cause actual results of ALLTEL Corporation ("ALLTEL") or a combined ALLTEL and CenturyTel, Inc. ("CenturyTel") to differ materially, many of which are beyond the control of ALLTEL include, but are not limited to, the items detailed in the safe-harbor statement contained in today's Press Release or on our web site. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," or the negative or other forms of those words or other comparable words to be uncertain and forward-looking.

Subject to future developments, ALLTEL may file with the Securities and Exchange Commission a registration statement containing a prospectus and other documents concerning a transaction at a date or dates subsequent hereto. Investors and security holders are urged to read any such documents that may be filed by ALLTEL with the Commission regarding a potential transaction if and when they become available. Any such prospectus or other documents filed in connection with a proposed transaction would contain important information. Investors and security holders would be able to obtain a free copy of such documents, when they become available, at the Commission's web site at www.sec.gov. Any such documents could also be obtained free from ALLTEL, One Allied Drive, Little Rock, AR 72202, Attention: Vice President of Investor Relations. The materials set forth herein are not intended to constitute an offer to purchase any securities of CenturyTel, nor an offer to sell any securities of ALLTEL that might be issued in a potential business combination transaction involving ALLTEL and CenturyTel, within the meaning of the Securities Act of 1933, as amended, and ALLTEL disclaims that it has made any such offer.

Before introducing our participants, note that a live Webcast of this call is also available on our website at www.alltel.com. To access the call, go to the investor relations section and click on the live Webcast link. This section also provides comprehensive financial information about our company as well as the electronic mail alerts and current company presentations.

Participating in our discussion this morning are:

    Scott Ford, ALLTEL President and Chief Operating Officer
    Kevin Beebe, ALLTEL Group President - Communications

At the end of the call we will take a few questions. Here is Scott Ford.

Scott Ford

Thank you, Kerry. Good morning, everyone. For those of you who follow our calls on a regular basis, you are probably noticing that Jeff Gardner, our Chief Financial Officer, is not with us. He came into one of those really, really nasty viruses that have been going around and while he said he was willing to come in, given the fact that none of us wanted it, we just asked him to stay home today, so Kevin and I will try to make do the best we can on the parts that normally Jeff would cover. Today we are very pleased to announce a definitive agreement to acquire the wireless operations of CenturyTel for $1.65 billion in cash. At this price, these operations are valued at 6.8 times 2001 EBITDA or less than $150 per POP on an after-tax basis. We have received committed interim financing from Merrill Lynch and Bank of America for both this transaction and ALLTEL's previously announced acquisition of 600,000 Kentucky wireline customers from Verizon. Both transactions are expected to close in the third quarter of this year.

This transaction brings to a close our previous attempt to acquire all of CenturyTel in a fashion that represents a good value for our shareholders as it increases our wireless base some 10% to over 7.4 million customers. Consequently, we have withdrawn our offer to merge with CenturyTel and committed to a one-year standstill. CenturyTel, in turn, has dismissed its litigation against ALLTEL.

Given the taxable aspect of this transaction, the valuation includes the net present value of the tax benefit resulting from a step-up in the tax basis of the business which is worth about $216 million, a $300 million valuation for the minority cellular interests which produced over $36 million of equity income in 2001, and a $20 million value attributable to PCS licenses covering 1.3 million POPs in Wisconsin and Iowa which are also part of this transaction.

Turning to the expected financial impact of this transaction, as I mentioned earlier - we have obtained committed interim financing for both the CenturyTel wireless and Kentucky wireline purchases. As to the permanent financing of these acquisitions, we are currently evaluating alternatives that will maintain our strong balance sheet and maximize our financing options going forward. It is our intention to finance both transactions in such a manner as to protect our "A/A2" credit rating and our "A1, P1, F1" commercial paper rating. We anticipate that this will involve the issuance of equity or equity-linked securities in some form for approximately one-fourth of the total funding needs generated by the two transaction closings this summer.

Given our expectations of closing dates and these financing assumptions - we expect these properties to be slightly dilutive to our earnings in 2002 and breakeven or better in 2003.

I am now going to turn the call over to Kevin Beebe, who will walk you through a few more of the details and then he and I will be glad to take a few questions.

Kevin Beebe

Thank you, Scott. Good morning, everyone. We believe this transaction solidifies ALLTEL's position as a telecommunications operator within smaller metro and more rural markets. These particular markets offer ALLTEL's customers and shareholders an opportunity to benefit, once again, from the added leverage of our national roaming agreement and our scale. CenturyTel's wireless business does not overlap with any existing ALLTEL operations and will strengthen our wireless footprint throughout our existing operations in the South and Upper Midwest. As Scott mentioned, we expect to add over 700,000 new wireless customers to our existing base.

After closing, we will move quickly to deploy CDMA technology for our retail wireless business while maintaining TDMA technology for wholesale roaming customers. Today, we have these two technologies operating in this manner throughout our Kansas properties. The expected transition cost for CDMA will be $40-60 million above the properties current capital expenditure run rate during the second half of 2002, and $55-75 million in 2003.

As CDMA technology becomes operational, we will move quickly to grow penetration from the existing nine and a half percent level through the marketing of higher yielding regional and national service plans. Again, these plans continue to yield average retail access revenue at least double our overall average.

As we move these markets under the Verizon roaming agreement, we will experience near term decline in EBITDA of $10-15 million in the second half of 2002. By 2003, we plan to drive top-line retail revenue growth to offset the wholesale revenue decline. We will also work diligently to improve the operating cost of these markets through our added scale. This should result in lower billing, handset and overhead costs as well as lower off-network expenses. As in past transactions, we will provide an estimate of synergy savings when we announce more details on our financing plans. We expect to do this prior to close, which should be in the third quarter of 2002.

Between now and close, capital expenditure and sales and marketing commitments specified in the purchase agreement will apply to insure these markets maintain their operational and financial performance.

We are very excited about the growth opportunities that these new markets represent and we look forward to serving these customers and welcoming our newest employees.

Now, after the operator reviews the instructions, we would like to open the call to questions. Thank you again.

Your first question is from Frank Louthan.

Q: Good morning. Just a couple of quick things. Are there any particular regulatory hurdles that you guys have to get over to get the transaction done and can you comment on your overall wireless and wireline strategy going forward, obviously making two large transactions in both arenas this year. What is your strategy on that going forward. Thanks.

A: (Scott) Frank, the regulatory issues, obviously we have to go through the FCC. We don't expect any material issues to come out of this. You know, we've been able to get some of these transactions similar to this through in 3 to 4 months. You know, occasionally it takes 5. We would anticipate something like that in this scenario. As to our strategy, we continue to see fruit from the investments we have made in access relationships, be they wireline or wireless. In the rural markets and the smaller metro markets, we have done very well on a competitive basis and we will continue to look for both wireline and wireless acquisitions in that framework that makes sense. A lot of the issues in terms of whether they make sense or not are value-driven and you have to be opportunistic as to their availability, but that's from a strategic perspective. To say that we've got lots of them lined up and really know what the next thing is we are going to do right now would be overstating that, though.

Frank Louthan: Okay. Great. And just a quick follow up. Are you taking all of CenturyTel's wireless employees, and then secondly, what percentage of CenturyTel's area will you be competing head on with Verizon. Thanks.

A: Frank, this is Kevin. The purchase agreement specifies a list of employees that we are looking forward to welcome to the ranks of ALLTEL. I can't comment for CenturyTel, but I believe that's a good majority of the folks that are working for the wireless business.

A: (Scott) Yeah, and the overlap with Verizon in these properties is about 20 to 25% of these properties compete with Verizon all up in the north and I guess a couple of highways, corridors. If you look on a net basis, though, at the POPS that we serve, where we compete with Verizon, we actually will reduce the overall percentage of our total POPS served where we compete with Verizon through this transaction, strange as that may seem.

Frank Louthan: Okay. Great. Thanks a lot.

Your next question is from Michael Rollins.

Q: Good morning. Two questions. First, on the roaming. Can you talk about your exposure to the different parties, whether it be the AT&T franchise versus the Verizon franchise on a full year basis just so that we can get a better understanding of the roaming impact and then also can you just talk about some of the steps, Kevin, that you are going to take to insure the smooth integration from TDMA to CDMA as you embark on the migration.

A: Sure, Mike. Let me take both of those. In terms of roaming activity within these existing markets, I think the top three of the roaming partners are AWE, Cingular and, actually, us. In the southern market, so we feel good about that. Verizon is quite a large roaming partner in the northern properties. It's a little bit different between the north and the south. We did a good amount of due diligence on the agreements as well as the rates and when we come out with our financing plan that is one of the things that I am sure we will talk more specifically about. Relative to the integration of CDMA, as I mentioned in my prepared comments, today in our Kansas markets, and actually for some time, we have had CDMA and TDMA technology operating on the same switch, requires different base stations, certainly. I would see the switching technology that exists within these markets, these CenturyTel wireless markets, is very similar to the technology that's in place today in Kansas. That is very attractive and should help us to control the CAPEX. If you do the math on the CAPEX that I mentioned, it's a very attractive price per POP given some of the other prices per POP that you know are floating around these days for technology overlay, so we're excited about that. We'll be very efficient and frugal and we're looking forward to working closely with CenturyTel folks. They've been great to date in terms of sharing information and working closely with them to make that transition happen.

Michael Rollins: Great. Thank you.

You're welcome.

Your next question is from Mark S.

Q: I've got a question about. Do you have any goals for long term penetration in the CenturyTel markets and secondly, I've got a year end subscriber count for CenturyTel's wireless operations much closer to 800,000 and I'm wondering if you can explain the disparity to, I think you press release said over 700,000.

A: (Scott) Yeah, in terms of long term penetration goals, we are currently about 13 1/2 % penetrated. These markets are about 9 1/2.  It would certainly be our goal to try to bring these properties up over a reasonable time frame to something more commensurate with our historic penetration levels and we think that that is, you can see in our investor presentation which is posted on our web site, we go through the details of our retail ARPU versus Century's retail ARPU and some of the upside that we think that we can capture through higher rate plans as we drive that penetration up. As to the customer number itself, we're simply going to be conservative on that front. We've seen that come around at us before, and we just took a slightly more conservative approach on the count of customers until we get in and actually match things to billing records and all of that, on our own, and that is just from our own experience. It has nothing to do with anything we've seen to date in CenturyTel properties at all.

(Kevin) Mark, I'm not sure which firm you're with.

Mark: Morgan Keegan.

(Kevin) Okay. Thanks. And one comment I would have to add to what Scott said is as we grow that penetration rate, as I mentioned, again, in my prepared comments, the way we have typically done that, and we think there's great opportunity to grow the penetration by launching our national and our regional plan that have brought our footprint and these customers have been exposed to, currently, or are exposed to currently, I think that would bring great value and some nice upside for us. Again, as we get closer to our financing plans, we will talk more specifically about all that.

Thanks.

Thank you.

Your next question is from Kevin Roe.

Q: Thanks. ABN AMRO. Very nice transaction, gentlemen. A couple of questions. First, can you discuss your migrate subscriber. Migration strategy from TDMA to CDMA. Will it be proactive or will you use essentially natural churn to migrate that base. Another quick question. The prepaid postpaid mix for any of the CenturyTel subscriber base and lastly, when you look at the ways to improve the cost structure at CenturyTel which it seems there are a lot of different areas that can be improved, what are you focusing on initially, what's the easy stuff you can do and where are the challenges? Thanks.

Hey, Kevin. This is Kevin. We can do that all day, huh. The migration of subscribers, what we have done in the past and what I would anticipate our superb regional teams doing again, is targeting very quickly the high roaming customers, high value customers and migrate them as quickly as possible to CDMA. We'll price very attractively CDMA technology in our retail environment once we launch it and that will gain some, I think, attention in the marketplace. We've been pretty good at that. Just some tidbits of information around Kansas, which, again, I mentioned in my prepared remarks, and as all of you know, we don't talk specfically about results at the market level, or geographic level, but we were able, really in an 18 month period of time. Really it started at about 12 months, but in an 18 month period of time, to make some solid gains in cash flow and top line revenue by focusing on transitioning those high value customers, attractively pricing the CDMA service, that combined with a great team of people in Kansas, that really focused on it and made it happen, we saw a doubling of the absolute cash flow coming out of the Kansas properties in that 18 to 24 month period of time, which we have some of the same people that will be working on that as we go through the transition in the CenturyTel wireless markets and those are the kind of things that we've done in the past. Relative to cost and our opportunities there. Actually, CenturyTel, for what that they had and the scale that they had, in the wireless business, did a really good job, maintaining the business very cost effectively. I think the value that we can certainly add is that of a company with almost 7 million customers today, 7 million wireless customers today over 10 million total communications customers today, as we grow that handset cost, billing cost as I mentioned, our internal billing system as well as I think the cost that we have with the external provider that we use today, we have yet to make a decision on the billing system that we'll go to in those markets. Cost is critical to us as we go forward, but those are some of the things that I would look for us to deliver very quickly.

Thanks.

You're welcome.

Your next question is from Linda Mutschler.

Q: Hi. I'm Linda Mutschler from Merrill Lynch. Just a quick question on your CDMA conversion. When would you actually expect to start commercially marketing the CDMA product. And is your strategy to sort of get full coverage up in the footprint and then start marketing or would it be sort of on a market to market basis.

A: (Kevin) Linda, thank you for the question. Again, in working closely with CenturyTel. Between signing, which happened, and close, we anticipate doing some hard work in the network to enable us to launch shortly after close. An example of what I mean by that, in New Orleans and Baton Rouge (I did my best at that. I apologize to the folks in Louisiana if I offended anyone) In New Orleans and Baton Rouge markets, a month after close we launched CDMA. That was really a result of a good working relationship with SBC as we went through the transition. Our ability to do frequency planning, etc. as we worked through the final months. We look forward to the same kind of thing, so when we launch CDMA, Linda, we anticipate launching with a footprint that is exactly equal or better than the existing TDMA footprint. We're going to work hard to do that and will challenge our engineering team to make that happen so that when we begin to retail the CDMA service offering, we anticipate being able to offer customers at least equal to or broader digital footprint, and of course, you know my bias, in a much higher quality digital service.

Thanks.

You're welcome.

Your next question if from Dimitry Khaykin.

Q: Good morning, guys. A couple of questions. You mentioned the multiple based on the one numbers. What assumptions are you making for 02 and 03 for those properties.

A: (Scott) The multiple we gave was on their proportion of consolidated cash flow from 01.

Right.

So your question then was, what.

My question was, on a forward looking basis, what multiple, what are you paying? What are your assumptions.

A: It depends on what the forward cash flow is. That's a historical number. We've given some rough guidance in terms of what we think the Verizon impact is which is something that is well known and an important part of understanding the economics of our business and our driving customer growth and ARPU growth and then we've given you a consolidated view that we think it will cost us maybe a couple of pennies or so in 02 and should be break even to accretive in 03 and that's really all the details on that that we're going to give.

Okay.

But that's a great question and I'm sure it's just the first.

Uhuh. Well, okay, I'll keep it to two.

Okay.

In terms of. You have a pending transaction with Verizon. I think there is also some expected proceeds from some tower sales, if I'm not mistaken, that you probably are going to get this year.

A: No. Actually, we are done with the towers as of the end of last year.

Q: So the only deal outstanding is Verizon towers. I'm sorry, I mean Verizon properties.

A: Right. The Kentucky wireline purchase, which, really if you look at the way these two things are likely to wind up in terms of closing, you're looking at, for all essential purposes, one financing for both transactions and that's the way we've modeled it, that's the way we've planned to go to market, that's the way we've gotten the committed financing from BofA and Merrill Lynch to cover that.

Q: And you said a quarter of the total transactions volume are to do equity. Correct?

A: Yeah. So, roughly a billion dollars, plus or minus, in some form of equity or equity-linked securities, what we are looking at. The initial read that we get is that that would be very well received in the marketplace, although we have not been there yet, so we don't know exactly how that will plan out.

Q: Okay. So assuming we can look into the (this is still a part of Question #2)

A: I'm clear.

Q: We're going to get double counted. Assuming you go into the year end 02. What is your balance sheet capacity going forward, assuming that you maintain the credit ratings as you are applied.

A: Our capacity would actually be, if we finance this in a way that we are looking at, we will actually maintain our commercial paper rating, we will maintain our A credit rating, and while the entity will be larger, it will actually have a debt profile, that will be very similar to the one that we have going into the transaction.

Q: Okay. Any dollar volume in terms of any potential acquisitions going forward, in terms of, if you finance with the same philosophy in mind.

A: Now you would ask me to be speculating and I know you would never ask me to do that.

Q: Of course not.

A: Thank you very much for your call.

Thanks.

Your next question is from Michael Balhoff.

Q: Well, looks like a good transaction, actually, on both sides for you and CenturyTel. Three questions. First of all, Century has a fair number of assets in wireless. Spectrum and minority possessions and obviously their cellular customer base. Can you tell me if you're buying the entire wireless portfolio.

A: (Scott) We are buying the entire wireless portfolio from an operations perspective and PCS licenses in Wisconsin and Iowa that we talked about. The remaining PCS licenses are not coming, are staying with CenturyTel and you would have to talk to them about, you know, any of that.

Q: Are you picking up any fiber in Michigan area.

A: We are picking up an IRU in the Michigan area as part of the transaction. The details of that yet to be worked out. It's about a 600 mile network that they are going to make some accommodations to allow us to share with them.

Q: Okay. Secondly, obviously, the question earlier indicated the subscriber numbers differed somewhat from what CenturyTel had reported previously. Just for clarification purposes, what are you using as the 2001 EBITDA for the operations here.

A: Yes, 1.79 is what they reported and the proportionate share of that was 1.65.

Q: Okay. And the third and final question relates to, obviously you backed away at least for a time, on your CLEC operations where you had previously talked about leveraging your wireless assets to CLEC in certain regions. Do you see more or less opportunities for these particular wireless properties or are you putting that on hold for a period of time.

A: Okay, Michael. This is Kevin. I think we reserve that judgment until we get into these markets and begin to understand them better. Really. We're not predisposed to go either way.

Q: Okay. Thank you very much. It looks like a good transaction.

Thank you.

Your next question comes from Charles Pluckhahn.

Q: Hi. Could you talk a little bit about the potential for selling the national and regional roaming plans, you know, by virtue of your Verizon roaming agreement into this CenturyTel customer base. How much of an opportunity is there, both in terms of increased penetration and in ARPU.

A: Hi, Charlie. This is Kevin. Thanks for that question. Given the fact that CenturyTel was not able to offer a national no roaming, no long distance plan, they had local plans, they had some regional plans. I think it's fair to say that the minutes in their offerings weren't like ours maybe weren't as competitive as some of ours in our existing markets today. We are looking forward to getting that in the marketplace quickly. It relates to Linda's earlier question of how quickly can you launch CDMA and get those plans out there and we will work fast to do that. To refresh everyone's memory, we've talked rather openly about the differences in average retail revenue between those types of plans and national no roaming, no long distance plan, what we call Total Freedom and our regional freedom plans and our overall average. Our overall average retail revenue is about 43 dollars. The average retail revenue from our national plan is 85 dollars. So very significant difference. We are looking forward to driving that quickly. That really relates to my prepared comments earlier, when I said by 2003, we believe that we will be in a position to drive retail revenue growth. Quite frankly, just as we have done for our entire wireless business, since the Verizon roaming agreement, that retail revenue growth would offset the wholesale declines that we'll see.

Okay, thanks.

You're welcome.

Your next question is from Steven Yanis.

Q: Thanks. Congratulations, guys. Hey, Kevin, you know we hear from cell operators, hear you're sweet spot, that you're and operator to remain a sweet spot to do acquisitions and achieve considerable scale and that at some point, that kind of diminishes, and I'm under the assumption that you're still clearly in that sweet spot, but can you give me any sort of broad range in how big you think is kind of maximum efficiency. I mean I know you don't want to get too specific and in this day, given your specific situation, and your national ability is it not just, I guess your alluding to, not just on the cost side but it's kind of a selling them up to a higher plan. It's kind of one of the benefits. Thanks.

A: (Kevin) Hey, Steve. You know the sweet spot comment, we'll take anytime we can get it. Thank you for that.

Q: I want to apologize for missing a lot of this.

A: Yeah, Steve, I can tell you that I absolutely apologize for missing yesterday. But I hope you now understand.

Q: Well, you had two real excuses a deal and ill management.

A: Yeah, Gardner was not doing well.

Q: I hope he feels better.

A: Yeah. Thank you. You know, your scale question's an interesting one. I put a different spin on that these days. I think scale is really related less to the number of customers and more to the ability to offer cost effectively expanded plans that have coverage, no roaming, no long distance, across the country. So, you could grow your customer size to be whatever it might be, millions even, and if you don't have that cost structure in place, I think the fact is, the retail environment in the wireless business, really since, gosh you and I are long timers at this, right, since really, the digital one rate plan has changed, materially and the cost structure of operators has changed, materially, which is not to go back to the year 2000, but that Verizon roaming agreement was, for us, in that particular transaction, was really transformed our wireless business. I think that is more critical today than the number of customers. I think once you get to roughly 5 million customers, you have a different purchasing power with both the handset providers as well as the infrastructure providers and certainly we have surpassed that. The second question that you had was related to what again, Steve. I'm sorry.

Q: Well, I guess you got to what I needed the way you answered it that way. So, it's really some top line benefits.

A: Yeah, the top line benefit is really driven by the difference of $85 average retail revenue and our national plans versus our overall average of 43. Century I think last year reported a 36 dollar average retail revenue. So, we have some huge opportunity in front of us. It's up to us to take advantage of that. The good news is we've done that in the past and we've got a great team of people that are looking forward to doing that again.

Q: Can you tell us a little on the demand that you found once you started to introduce that in your existing markets.

A: You know, I made the comment about Kansas earlier and while the competitive dynamics are always different, they're reasonably consistent in these markets versus our Kansas property. We've talked about the percentage of our gross sales every quarter being on the national and the regional plans at roughly 35-40%. In Kansas, it was much more than that, driven by the fact that we were very competitively advantaged. So, we look forward to being really aggressive again in the marketplace.

(Scott) One thing, Steve, to remember, is just like in 2000, when we did the Verizon roaming agreement the first time. We paid them first and then we get the opportunity to go turn what we've paid for into something, so you know, it took us 18 months to work out of what we paid for the Verizon agreement, for lowering their rates. We've gonna have to do the same thing here, and so while the upside is great and we have a good track record of delivering on it, not only in Kansas but across our whole company, you know, Verizon, by benefit of being the behemoth, gets their money up front and then we get a chance to go make ours back over the next year or two, so it's not the kind of thing that takes place the first six months. I just want to make sure we got the level set on that correctly.

Q: Right. But clearly, you feel good about it, cause you're doing it again.

A: Well, clear enough.

Q: It's a good story. Thanks.

All right, Steve. Thanks.

Your next question comes from Jeff Hines.

Q: All my questions have been answered.

Thanks, Jeff.

(Scott) Well, we'll take one more then.

Your next question is from Glen Waldor.

Q: Thanks. Good deal.

Thank you.

Q: Just a couple of wrap up questions. Are any of the partnerships going to be fully consolidated.

A: (Scott) Everything that's consolidated now will be consolidated. I think that's probably all of the insight we've got into that right now.

Q: Two other quick questions. Is there any kind of a break up fee.

A: (Scott) No.

Q: Okay. And third. What are your most important three operational priorities going in the third quarter.

A: (Kevin) Well, CDMA, first. Launch our national and our regional plans and then work to put our processes, our operating processes in place which includes conversions of systems.

(Scott) Hey that was good. I'm going to write that down.

Thank you.

(Scott) That's exactly the right order, too.

Thank you.

Thanks very much, guys.

You're welcome.

Kerry Brooks after Q&A

This is Kerry, again. Thank you for joining us this morning. We appreciate your interest and support. If you have any additional questions, please feel free to call Investor Relations department at 501-905-8991 and with that, here's Scott.

Well, I just wanted to do a brief wrap up. This closes an interesting chapter in the history of ALLTEL and CenturyTel's relationship. I do want to say, and I think there was a comment made earlier, this appears to be a good transaction for both companies. And I think any way that you do the math, that is exactly the case. This has been a good transaction, I think will be a good transaction for ALLTEL, and frankly, I think it is for CenturyTel as well. They have been a real delight to work with over the last several months. We have gone from maybe a rough start as we started talking with each other to a position where we have built some real friendships and have a very good working rapport and I think that will be important as we go through the transition and I just think that is worth mentioning, given the history of the ins and outs of how we got here and I just wanted to pay them the great compliment and thanks for the hard work that they have put into this and for the help that they have provided in getting this done, and with that, we will wrap and we thank you for joining us on our call and we will see you soon.